Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

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Direct Dial Number 212-455-3577	E-mail Address AKELLER@STBLAW.COM

June 27, 2016

VIA OVERNIGHT COURIER AND EDGAR

Re:	The Toronto-Dominion Bank Registration
Statement on Form F-3 (File No. 333-211718)

Michael Clampitt

Joshua Dilk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of The Toronto-Dominion Bank (the “Bank”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 14, 2016 (the “comment letter”) relating to the above-referenced Registration Statement on Form F-3 filed on May 31, 2016 (the “Registration Statement”).

The Bank has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form F-3

Terms Specified in Prospectus Supplement, page 8

1.	We note your disclosure on page 8, sixth bullet point, that your debt securities may be converted or exchanged for “other securities (whether or not issued by us).” Please note that even if you have an exemption available for the offer and sale of these third-party securities, you must provide information, possibly including financial statement and nonfinancial statement disclosures, about the issuer of the underlying securities in your registration statement. For guidance, please refer to the Securities Act Sections Compliance and Disclosure Interpretation 203.03 and the June 24, 1996 Morgan Stanley & Co. Incorporated no action letter. If you wish to include the third party securities, please provide the required information or give us your analysis explaining why registration under the Securities Act is not required. If you do not wish to offer third-party securities underlying any debt securities, please remove these references from the prospectus.

The Bank confirms that it intends to offer debt securities that may be converted or exchanged into securities that are issued by a third party only in circumstances that do not require registration under the Securities Act at the time of the offering of the Bank’s debt securities. Such circumstances include (i) where the debt security is not convertible or exercisable at the option of the holder within one year of registration and (ii) where the underlying securities may be resold freely in the public market under Rule 144 and the exemption provided by Section 4(1) of the Securities Act is available. See Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 203.03, respectively.

The Bank has reviewed both Securities Act Sections Compliance and Disclosure Interpretation 203.03 and the Morgan Stanley & Co., Inc. No-Action Letter dated June 24, 1996 and undertakes to provide the disclosure required thereby. Further, the Bank represents that it will comply with the disclosure requirements of the Securities Act and any other applicable rules and regulations in effecting any such distribution of any such third party securities.

The Bank has revised the disclosure in the prospectus under “Description of the Debt Securities–Terms Specified in Prospectus Supplement” in response to this comment.

Exhibit 5.1

2.	Please remove your assumption on page 2 that “the Bank is duly organized and validly existing under the laws of Canada” and revise and refile your opinion so as to rely on the legal opinion of local counsel regarding whether the Bank is duly organized and validly extant under Canadian law as provided in Exhibit 5.2. Please refer to Section II.B.3.a of Staff Legal Bulletin 19 for guidance as well as the following comment.

The Bank respectfully refers the Staff to Section II.B.1.e of Staff Legal Bulletin 19, which provides that “[i]f the registrant is organized in a jurisdiction outside of primary counsel’s area of expertise, the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization.”

The Bank’s U.S. and Canadian counsel have revised and refiled their respective opinions and related consents to conform with Section II.B.1.e of Staff Legal Bulletin 19. Please refer to the Bank’s response to comment 3 below.

Exhibit 5.2

3.	Please have your Canadian counsel revise and refile their opinion to opine that: (i) the Bank is duly organized and validly existing under the laws of Canada; (ii) any equity securities created pursuant to this prospectus will be “fully paid and non-assessable” in addition to being “validly issued;” and (iii) that the warrants and subscription rights will represent valid and binding obligations of the company. Please refer to Section II.B.1.c and Section II.B.1.f of Staff Legal Bulletin 19 for guidance.

The Bank’s Canadian counsel has revised and refiled its opinion to opine that: (i) the Bank validly exists under the laws of Canada and has the corporate power to create, issue and sell the debt securities; (ii) any equity securities created pursuant to the prospectus will be “fully paid and non-assessable” in addition to being “validly issued;” and (iii) the warrants and subscription rights will represent valid and binding obligations of the Bank. The Bank’s Canadian counsel is not able to opine that the Bank is “duly organized” under the laws of Canada as (a) this is not standard practice in Canada and (b) the Bank is a creature of statute, established in 1955 pursuant to the Bank Act (Canada).

4.	In addition, please clarify whether you intend to offer “units” tied to offers of warrants and subscription rights with respect to the offer of preferred shares and debt securities, respectively. If you intend to offer units, please revise your opinion to opine on the legality of any “units” being registered under the law of the jurisdiction governing such security. Please refer to Section II.B.1.h of Staff Legal Bulletin 19 for guidance.

The Bank intends to offer units and has revised the Registration Statement and the disclosure in the prospectus in response to this comment. The opinions of the Bank’s U.S. and Canadian counsel have been revised to opine on the legality of the units.

5.	Finally, we note the qualification in paragraphs 1 and 2 “when... necessary corporate action....” Please confirm you will file an unqualified opinion prior to the closing of any takedown of securities. Please refer to Section II.B.2.a of Staff Legal Bulletin 19 for guidance.

The Bank confirms that its U.S. and Canadian counsel will file unqualified opinions on the date of the closing of any takedown of securities.

* * * * * * *

Please call me (212-455-3577) or John O’Connell (212-455-7116) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Andrew R. Keller

Andrew R. Keller

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